ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

24 October 2003

03037006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

03 OCT 30 AM 7:21

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
24 October 2003 - ASX Appendix 3B (New Issue Announcement)
24 October 2003 - Quarterly Report for the period 1 July to 30 September 2003

dlw 10/30

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

03 OCT 30 AM 7:21

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN

009 117 293

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	313
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	7 CENTS
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of 31 July 2005 Options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20 October 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	158,434,323 79,469,021	ORD Options - expiry 31 July 2005

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b) – NOT RELEVANT

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: MICHAEL EVANS.... Date: ..21 OCTOBER 2003...
(Director)

== == == == ==

+ See chapter 19 for defined terms.

24 October 2003

QUARTERLY REPORT FOR THE PERIOD FROM 1 JULY 2003 TO 30 SEPTEMBER 2003

HIGHLIGHTS

UNITED STATES OF AMERICA

Third quarter oil and gas sales amount to $551,073.
Production casing run in Terry Ewing #2, Jackson Parish, Louisiana.
Eagle Prospect, San Joaquin Basin, California, farmout discussions continue.

CHINA

Drilling Program - potentially five wells planned for December start. Any success in the China drilling has the potential to add significant value to FAR.

AUSTRALIA

Drilling of Cerberus Prospect, WA-254-P.

NEW OPPORTUNITIES IN RESOURCE SECTOR

AUSTRALIA

WA-254-P - OFFSHORE CARNARVON BASIN, 10.71% (parts 1, 3 and 4), 11.25% (part 2) (OPERATOR - APACHE ENERGY LTD)

Subsequent to the quarter end, the WA-202-P participants drilled the Cerberus Prospect which overlapped into WA-254-P (part 1). No hydrocarbons were reported. A number of untested prospects remain within WA-254-P, including Collier, Kleopatra, Jayasariya and Sage follow-up.

The Sage discovery lies within the permit and is estimated to have potential reserves of 8.3 (mean) to 13.4 (P10) million barrels from the three reservoirs intersected in the Sage-1 well. For Sage to proceed to development stage an add-on discovery is required in favourable proximity to the Sage location.

WA-254-P was renewed on the 3 May 2001 for a further term of five years and comprises 4 graticular blocks (321 square kilometres).

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

EP 104 - CANNING BASIN - 8% INTEREST
WEST KORA APPLICATION – CANNING BASIN – 12% INTEREST
(OPERATOR – GULLIVER PRODUCTIONS PTY LTD)

EP 104 occupies an area of 990 sq km with the current term expiring on 10 November 2004. The permit contains the Point Torment and Valentine Prospects and the West Kora oil discovery which is currently shut in.

The Joint Venture has agreed to a first phase farm-in proposal on EP 104 and the West Kora discovery. Under that Farm-in Agreement, Bounty has undertaken a technical study involving further geological, geophysical and engineering work and exercised an option to drill a well to earn a 12 percent interest in EP-104 by contributing 20 percent. Bounty has indicated that in view of the fact that the well has not been drilled within the original time envisaged it is no longer obligated to fund the well.

Notwithstanding the Bounty position, the Operator continues to seek other interested parties to drill the Point Torment structure which has estimated potential recoverable reserves of 80 BCF gas and 6-12 million barrels of oil.

Subject to finding additional drilling partners, a well is scheduled for 2004. In the event that a well is drilled on EP 104 at the farminee's expense, FAR's interest in EP-104 shall reduce.

BEIBU GULF BLOCK 22/12 - 5%
OPERATOR: ROC

Block 22/12 is situated approximately 60 km off the coast of China, northwest of Hainan Island, and covers an area of 456 sq km. Water depths are shallow, ranging from, approximately, 10 metres to 40 metres. Within the Block there are several undeveloped oil accumulations.

The recent announcement by CNOOC that their Weizou 11-1-2 appraisal well in the Beibu Gulf area tested 8,200 bopd and 13 mmcfd has positive implications for the potential of Block 22/12. In addition to upgrading the prospectivity of the Beibu Gulf area, the 11-1 discovery, when developed, is likely to use the Weizou Island oil facilities and may create some incremental synergies for future developments in the area. Block 22/12 is already supported by good infrastructure and lies adjacent to the 12/1-1 Oil Field. A pipeline to the Weizhou Island Oil Terminal, 10 km to the north, passes within 5 km.

Block 22/12 is covered by 421 sq km 3D seismic acquired during 2002. The 3D seismic has been integrated with preliminary engineering studies incorporating fast track, low cost, development modelling of oil discoveries within the Block.

The Joint Venture is in final negotiations with the Nanhai 4 Jack-up for a 2003 drilling program consisting of two firm wells and three contingent/appraisal wells. The firm wells consist of one appraisal well of the 12-8 discovery and one exploration well to be drilled on the 12-7 East Prospect. Drilling is scheduled for December 2003.

The 12-7 East Prospect involves a combination stratigraphic and structural trap along the southern margin of the Weixinan Depression and will be tested by a planned 1600 metre vertical exploration well. The play is supported by positive AVO characteristics and the Wei 12-3-1 oil discovery along strike 8 kms to the east northeast. The 12-7 East Prospect is significant. The primary objective will be the Oligocene Weizhou Formation with the Liushagang Formation providing a secondary target. The well is believed to have a less than 50% probability of success.

The Wei 12-8-3 well is primarily designed as an appraisal test of the existing 12-8 East oil discovery within the Jiaowei reservoir; however the well will also provide an exploration test of the deeper basal Xiayang Formation. The appraisal well will be the first well drilled since the original discovery was made in 1994. The well is supported by comprehensive 3D seismic coverage and will be drilled in a location interpreted to be both thicker and structurally higher. Plans include the coring of the Jiaowei Formation to provide data for potential development.

A 3D VSP program is also planned to assist in the evaluation of the Wei 12-8 East Oil accumulation and will be carried out while the rig is on the 12-8-3 location. This is a state of the art technique for detailed reservoir evaluation and development well planning which has the objective of enabling the top of the Jiaowei reservoir to be predicted with greater accuracy.

In the event of success at the 12-7-1 location (to be confirmed by logging), contingencies are being put in place to sidetrack the well for coring in addition to drilling a contingent Wei 12-7-2 well and a contingent Wei 12-7-3 well. Provided the 12-8-3 program is successful it is planned to drill a 12-3-4 well prior to follow up drilling on the 12-7 Prospect.

Any development decision in the Block will be dependent on the outcome of the 2003 drilling program. FAR is carried for US$633,000 in expenditure on the China Beibu Gulf Project of which there remains US$50,000 toward the above drilling program and a further carry of US$116,500 should the block be renewed for a further term or a development proceed.

UNITED STATES OF AMERICA

During the quarter, the Terry Ewing No 2 Well was drilled. FAR continues to evaluate a number of drilling opportunities in the gulf coast area which may lead to drilling during the next twelve months. Emphasis is placed on lower risk opportunities likely to increase FAR's reserve and production base

Clear Branch Field, Jackson Parish, North Louisiana

At the date of this report, 5 and ½ inch production tubing has been run in the Terry Ewing No 2 well following logging using wireline Schlumberger Express. By preliminary log analysis, the Upper (9,900 feet) and Lower (9,926 feet) Yellow Sands exhibit gas pay at least as good as in the offset Terry Ewing No 1 well with the Upper Yellow Sand better developed thereby meeting the drilling objective. The Orange Sand (9,800 feet) is well developed but may be wet based on resistivity readings.

The well spudded during the quarter and has been affected by a number of delays associated with repairs and maintenance to the drilling rig and difficult hole conditions. The well was drilled to a total depth of 10,030 feet and ran structurally in accordance with pre-drill prognosis. The well is being operated by Hilcorp Energy Company, of Houston, Texas, using Guichard Drilling Company (Lafayette) Land Rig 5.

The location hosts production facilities connected to the Louisiana State Gas pipeline.

FAR was a participant in the initial discovery well, the Terry Ewing No.1, drilled during the third quarter of 2000, and which discovered 46 feet of Hosston sand porosity with bottom hole pressure ranging from 3100 to 3300 psi. Logs and reservoir tests indicate these sands to be very permeable.

During the completion phase of the Terry Ewing No 1 well, the Hosston sands were damaged beyond repair such that a replacement well is needed to recover the estimated 8 billion cubic feet of gas remaining. The Operator conducted a study of six field wells in the Yellow and Orange Hosston Sands to determine how those wells performed based on similar pressure data measured in the Terry Ewing well. The average per well flow rate determined by the study was 3.1 million cubic feet per day suggesting better rates are possible with a replacement well.

A new proposal has also been put to the participants to participate in a farmout of a deep (15,500 foot) Cotton Valley test on the leases. Encouragement for this proposal is based on Anadarko drilling and completion activity to the North (Vernon Field) where over 50 wells have been drilled in the "Lower" Cotton Valley. FAR has agreed to the proposal which, if successful, would see an industry partner pick up the likely US$3 million well cost.

The Terry Ewing No 1 well is currently producing approximately 200 thousand cubic feet of gas per day and currently holds the 640 acre lease around the wellbore. FAR has a 9.375 percent interest in the No 1 well, associated production equipment and proposed No 2 well.

Rainosek-Halletsville Project, Lavaca County, Texas

No new activity to report during the quarter.

FAR's working interest is 20 percent. The Operator, Texas based Trio Operating Company, has operated numerous other wells for FAR. Other working interests include Lake Long partner, Kriti Exploration, Inc.

Lake Long Field, Lafourche Parish, South Louisiana

During the quarter, a workover was performed on the No 2ST well which was placed back on line following maintenance work to the field sales line. This maintenance work also affected production of other wells in the field.

FAR has enjoyed four successes at Lake Long from four wells in which it has participated. The No. 2ST, No. 6 and No. 7 wells, in which FAR holds an 11.25 percent, 22.2 percent and 11.1 percent interest respectively, are still producing both oil and gas into the central production system with Columbia Gas and Amoco being the ultimate product purchasers

FAR continues to monitor the Lake Long Deep proposal however at the date of this report no decision has been made as to whether or not to participate. The Operator of the Lake Long State Lease 328 is Kriti Exploration Inc of Houston Texas, a company controlled by shipping interests in Athens, Greece. Other participants are all USA based entities.

Bayou Choctaw Project, Iberville Parish, South Louisiana

FAR has entered into an agreement with Horizon Oil NL to participate in the drilling of two development wells at the Bayou Choctaw Oil Field, Louisiana. Under the agreement, FAR will pay for 15% of the costs of two proposed wells (currently Wilberts 93 and Victory Financial 1B) to earn a 15% working interest in the project acreage and assets reducing to a 10% working interest after project payout. At the date of this report, drill timing is uncertain.

Bayou Choctaw comprises approximately 1,725 net acres held by production and 120 acres leasehold. Should FAR elect to withdraw after drilling two wells, its 15 % interest would be limited to the well-bore production units. The agreement is subject to final documentation.

Eagle Prospect, San Joaquin Basin, California
Eagle No 1 well (Mary Bellocchi Re-entry)

The Operator has advised advanced discussions are continuing with a potential farmin partner to undertake further exploration, including the drilling of a new well. FAR has a 15 percent working interest in the Eagle project and 4,360 (approx) acres under lease. Other participants include the Operator, Victoria Petroleum NL, Lakes Oil NL, Sun Resources NL and North American interests.

PRODUCTION

Gas sales during the quarter totalled 34.6 million cubic feet for an average of 0.38 million cubic feet per day at an average price of US$5.00 per thousand cubic feet before production taxes. Oil sales during the quarter totalled 6,583 barrels for an average of 72 barrels of oil per day at an average price of US$30.38 per barrel before production taxes. Quarterly revenues amounted to $51,073. Whilst prices remained robust in US dollar terms, revenues were adversely affected by the strength of the Australian dollar.

Production volumes for the September 2003 quarter were affected due to the sales line at Lake Long being shut down temporarily for routine maintenance, remedial work being undertaken at Pecan Lake and the final depletion of the Kings Ridge Field.

NEW OPPORTUNITIES IN THE RESOURCE SECTOR

Concurrent with a general improvement in the market for ASX listed junior resource companies, FAR has been invited to consider a number of opportunities within the broader resource sector. The directors have agreed to keep the door open and will consider new opportunities where they are likely to impact favourably on the company. If and when the company elects to pursue any given project appropriate details will be released

FIRST AUSTRALIAN RESOURCES LIMITED
MICHAEL EVANS
Chairman

FAR maintains a web site at www.farnl.com.au
Enquiries: Michael Evans 61-8-9322-3939 email: admin@farnl.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Bevan Warris, a geologist with 35 years experience and AAPG Certified Petroleum Geologist No 4723. Dr Warris has given his consent to the information in the form and context in which it appears.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN

41 009 117 293

Quarter ended ("current quarter")

30 SEPTEMBER 2003

Consolidated statement of cash flows

			Current quarter $A'000	Year to date (9 months) $A'000
	Cash flows related to operating activities			
1.1	Receipts from product sales and related debtors		605	1,808
1.2	Payments for	(a) exploration and evaluation	(57)	(168)
		(b) development	(61)	(76)
		(c) production	(189)	(577)
		(d) administration	(185)	(579)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received		12	29
1.5	Interest and other costs of finance paid		(9)	(25)
1.6	Income taxes paid			
1.7	Other (provide details if material)			
	Net Operating Cash Flows		116	412
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospects	(13)	(13)
		(b)equity investments		
		(c) other fixed assets	(11)	(61)
1.9	Proceeds from sale of:	(a)prospects		45
		(b)equity investments		
		(c)other fixed assets		
1.10	Loans to other entities			
1.11	Loans repaid by other entities			
1.12	Other (provide details if material)			
	Net investing cash flows		(24)	(29)
1.13	Total operating and investing cash flows (carried forward)		92	383

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	961	658
3.2	Credit standby arrangements		

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	563
4.2	Development	0
	Total	**563**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	280	202
5.2	Deposits at call	1,003	997
5.3	Commercial Bills	896	797
5.4	Other	0	0
	Total: cash at end of quarter (item 1.22)	2,179	1,996

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	158,434,010	158,434,010	N/A	N/A
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	1,149	1,149	7 cents	N/A
7.5	**+Convertible debt securities** *(description)*				
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** Tradeable (FAROA)	79,469,334	79,469,334	*Exercise price* 7 cents	*Expiry date* 31 July 2005
7.8	Issued during quarter (FAROA)	15,843,259 43,627,224	15,843,334 43,627,224	*Issue Price* 0 Cents (Bonus) 0.003 Cents	*Expiry Date* 31 July 2005 31 July 2005
7.9	Exercised during quarter	(1,149)	(1,149)	*Exercise Price* 7 cents	*Expiry Date* 31 July 2005
7.10	Expired during quarter Tradeable FARO	43,627,224	43,627,224	*Exercise Price* 20 cents	*Expiry Date* 31 July 2003
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 24 Oct 2003
(Director)

Print name: MICHAEL EVANS

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.